UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report: April 24, 2019

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8899 Beverly Blvd., Suite 600 West Hollywood, CA	90048
(Address of principal executive offices)	(Zip Code)

(888) 246-7163
Registrant’s telephone number, including area code

Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

As of April 18, 2019, Corey Epstein is no longer serving as Co-Chief Executive Officer of Denim.LA, Inc. (the “Company”). John “Hil” Davis, the Company’s current CEO, is now serving as the Company’s principal executive officer.

As of April 18, 2019, Mark Lynn is no longer serving as the Company’s Co-Chief Executive Officer. Hil Davis, the Company’s current CEO, is now serving as the Company’s principal executive officer. Mark Lynn will maintain the role of Chairman of the Company.

As of April 18, 2019, Kevin Morris is no longer serving as the Company’s Chief Financial Officer. Hil Davis, the Company’s current CEO, is now serving as the Company’s principal financial officer and principal accounting officer.

Item 9. Other Events

The Company has engaged Laura Dowling to serve in the role of Chief Marketing Officer. Ms. Dowling began serving in that role in February, 2019.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By	/s/ John “Hil” Davis

Hil Davis, Chief Executive Officer of
Denim.LA, Inc.
Date: April 24, 2019